SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of March 2017

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Announces its 2016 Fourth Quarter & Full-Year Results

Weak volumes in difficult market conditions

Financial restructuring process engaged

PARIS, France – March 3rd 2017 – CGG (ISIN: FR0013181864 – NYSE: CGG), world leader in Geoscience, announced today its 2016 fourth quarter and full-year unaudited results.

Commenting on these results, Jean-Georges Malcor, CGG CEO, said:

“Our 2016 results reflect a particularly challenging market environment. In this context, we have fully delivered on our Transformation Plan, which we funded through the February 2016 rights issue. We have significantly reduced our cost base and headcount while preserving our commercial positioning and operational excellence. Through strict cash management, the Group’s net debt came in at $2.312bn, in line with our objective.

In light of our Q4 results and given the challenging market conditions which persist, we expect 2017 operating results to be in line with 2016; however we expect downward pressure on cash flow generation in 2017 compared to 2016. In this environment and given delays in market recovery, we do not expect our performance to generate sufficient cash flow to service our current level of debt over the years to come. With the approval of the Board of Directors, CGG is therefore entering into a financial restructuring process with the aim of significantly reducing debt levels and related cash interest costs to align them with our cash-flows. The proposed debt reduction would involve the conversion of unsecured debt into equity and the extension of the secured debt maturities. For that purpose, a mandataire ad hoc (a French facilitator for creditor negotiations) has been appointed by the President of the Commercial Court of Paris (Tribunal de Commerce de Paris) on 27 February 2017 to help the Group conduct further discussions in a manner intended to respect the best interests of all the Group’s stakeholders.

In parallel with the financial restructuring process, the Group and all its employees remain fully focused on delivering innovative geoscience solutions to meet our clients’ needs.”

FY 2016: Weak volumes in difficult market conditions

•	Revenue at $1,196m

•	GGR: resilient multi-client volumes, driven by a strong cash prefunding rate of 92% and with subdued after-sales, SIR leadership position preserved

•	Equipment: low external volumes

•	Contractual Data Acquisition: low pricing conditions, 50% of fleet dedicated to Multi-Client

•	EBITDAs[1] at $328m

•	Group Operating Income[1] at $(213)m

•	Net income at $(577)m after $184m non-cash one-off costs and impairments

•	Capex at $395m and Free Cash Flow[1] at $(7)m given notably a significant positive change in working capital

•	Net debt at $2,312m in line with guidance and maintenance covenants disapplied at year-end

[1]	Figures before Non-Recurring Charges related to the Transformation Plan and data library impairment

2014-2016 Industrial Transformation Plan executed

•	GGR now above 60% of Group total revenue

•	Marine fleet reduced to 5 vessels and improved operational performance with 94% production rate and 92% availability rate in 2016

•	Proactive management of marine liabilities

•	Equipment breakeven point further reduced

•	G&A cost reduced by 61%

•	c. 5,800 employees as of end-2016 vs. c. 11,000 as of end-2013

Necessary financial restructuring: Process engaged

•	Recovery pushed back in longer and more difficult market conditions; 2017 operating results expected to be in line with 2016

•	2017 multi-client cash capex expected to be at $250-300m, with cash prefunding rate above 70% and industrial capex at $75-100m

•	Cash generation in 2017 expected to be hampered by the lack of a positive change in working capital versus 2016

•	Proposed financial restructuring to lead to a significantly reduced debt level and cash interest burden adequate to the new CGG profile based on the conversion of unsecured debt into equity and the extension of the secured debt maturities

•	Implementation timetable to be aligned with business and financial constraints

•	Nomination of a Mandataire Ad Hoc, on 27 February 2017, to better organize and facilitate discussions with and between all stakeholders

[1]	Figures before Non-Recurring Charges related to the Transformation Plan and data library impairment

Fourth quarter 2016 results:

•	Revenue at $328m, up 24% sequentially

•	EBITDAs at $100m, and positive Free Cash Flow before NRC at $2m

•	Operating income, before Non-Recurring Charges (NRC), at $(70)m

•	Non-Recurring Charges and impairment of $(173)m booked in Q4:

•	$(97)m of multi-client data library impairment, mainly related to US offshore

•	$(45)m of Group Transformation Plan charges, including $(28)m due to maritime liabilities

•	$(31)m of marine assets net book value adjustment

•	Net Income at $(280)m after NRC

Post-closing events

•	On January 20, CGG entered into agreements to substantially reduce the cash burden of the charter agreements in respect of three cold-stacked seismic vessels. As part of the agreements to settle those amounts on a non-cash basis, CGG issued $58.6 million of its 2021 Notes to the relevant charter counterparties.

•	On February 6, CGG solicited consents from the holders of each series of Senior Notes and the creditors under the Term Loan B to permit the appointment of a ‘mandataire ad hoc’ without such action constituting an Event of Default

•	On February 20, CGG announced receipt of requisite majority consent from holders of its Term loan B, 2020 Notes, 2021 Notes and 2022 Notes and extension of consent solicitation in respect of its 2017 Notes.

•	On February 21, CGG announced it has been awarded a contract by Brunei Shell Petroleum to operate a dedicated processing center (DPC) in Brunei Darussalam. The contract will run for a period of six years, from January 2017 to December 2022.

•	On February 23, CGG announced execution of supplemental indentures in respect of its 2020 Notes, 2021 Notes and 2022 Notes to allow for appointment of a ‘mandataire ad hoc’ and its intention to discharge and satisfy the indenture in respect of its 2017 Notes. The payment to the indenture trustee, in trust for the bondholders, of the aggregate outstanding principal ($8.3m) and interest on the 2017 Notes was done on Friday, February 24, 2017.

Following this operation, the amount of unsecured debt (Senior Notes and Convertibles) reached $1.884bn.

Fourth Quarter 2016 Key Figures

Before Non-Recurring Charges (NRC)

In million $	Fourth Quarter 2015	Third Quarter 2016	Fourth Quarter 2016
Group Revenue	589.0	264.0	328.3

Group EBITDAs	281.6	97.2	99.8
Group EBITDAs margin	47.8%	36.8%	30.4%
Group EBITDAs excluding NOR	281.4	99.6	104.9

Operating Income*	62.9	(38.9)	(70.1)
Opinc margin	10.7%	(14.7)%	(21.4)%
Operating Income excluding NOR*	77.3	(21.5)	(52.4)

Net Financial Costs	(90.1)	(45.0)	(55.4)
Total Income Taxes	4.9	(3.2)	29.6
Non-recurring charges (NRC)*	(228.5)	(3.8)	(172.8)
Net Income	(256.4)	(87.9)	(279.8)
Cash Flow from Operations before NRC	167.4	21.6	129.1
Cash Flow from Operations after NRC	118.1	(23.4)	95.1
Free Cash Flow before NRC	52.5	(105.3)	2.0
Free Cash Flow after NRC	3.2	(150.3)	(32.0)
Net Debt	2,499.5	2,304.0	2,311.6
Capital Employed	3,857.9	3,719.3	3,468.4

*	Multi-client data library impairment restated to non-recurring charges in 2015

Full-Year 2016 Key Figures

Before Non-Recurring Charges (NRC)

In million $	FY 2015	FY 2016
Group Revenue	2,100.9	1,195.5

Group EBITDAs	660.6	327.9
Group EBITDAs margin	31.4%	27.4%
Group EBITDAs excluding NOR	660.4	350.1

Operating Income*	60.9	(212.7)
Opinc margin	2.9%	(17.8)%
Operating Income excluding NOR*	88.9	(128.4)

Net Financial Costs	(233.0)	(185.6)
Total Income Taxes	(77.0)	13.7
Non-recurring charges (NRC)*	(1,218.5)	(183.8)
Net Income	(1,446.2)	(576.6)
Cash Flow from Operations before NRC	528.9	522.4
Cash Flow from Operations after NRC	408.1	355.1
Free Cash Flow before NRC	(8.9)	(6.7)
Free Cash Flow after NRC	(129.7)	(174.0)
Net Debt	2,499.5	2,311.6
Capital Employed	3,857.9	3,468.4

*	Multi-client data library impairment restated to non-recurring charges in 2015

Going concern

At the present date of March 3rd, 2017, when the Group’s 2016 consolidated financial statements are made available, in light of the Group’s cash flow projections based on the current operations and in the absence of any acceleration of the Group’s financial debt reimbursement, CGG has enough cash liquidity to fund its operations until at least December 31, 2017 provided that specific actions, which are subject to negotiation with other parties, be successfully implemented.

The Group is, however, facing material uncertainties that may cast significant doubt upon its ability to continue as a going concern, including likely breaches of certain maintenance covenants, and other limitations contained in the outstanding (drawn) Revolving Credit Facilities, in the Term Loan B and in the Nordic Facility. If such breaches were to occur and not be timely remediated, it would trigger, also through the cross-default clauses of the Senior Notes indentures, the immediate acceleration of repayment of substantially all of CGG’s senior debt. CGG would not then have sufficient cash liquidity to fulfill these reimbursement obligations, nor - in the current economic environment and given its financial situation - be in a position to raise the required additional refinancing.

In the recent past, CGG requested several waivers from its RCF, Term Loan B and Nordic lenders, particularly related to the disapplication of maintenance covenants as of 2016 December-end and to the ability to appoint a ‘mandataire ad hoc’ (a French facilitator for creditor negotiations), and obtained the corresponding consents.

Looking forward, in the context of the discussions with the lenders about the financial restructuring necessary to allow the Group to face its capital structure constraints, the Management intends particularly to obtain the appropriate standstill agreement or covenants’ relief to prevent any future events of default on the Group’s credit agreements. If such discussions are unsuccessful, and to avoid the risk of any liquidity shortfall or an accelerated reimbursement of the Group’s financial debt, the Company will consider all available legal options to protect the Group’s operations while negotiating the terms of its financial restructuring.

Fourth Quarter 2016 Financial Results by Operating Segment and before non-recurring charges

Geology, Geophysics & Reservoir (GGR)

GGR In million $	Fourth Quarter 2015	Third Quarter 2016	Fourth Quarter 2016	Variation Year-on- year	Variation Quarter- to- quarter
Total Revenue	384.6	193.4	230.2	(40)%	19%
Multi-Client	243.5	99.0	133.9	(45)%	35%
Pre-funding	108.4	88.8	58.3	(46)%	(34)%
After-Sales	135.1	10.2	75.6	(44)%	641%
Subsurface Imaging & Reservoir (SIR)	141.1	94.4	96.3	(32)%	2%
EBITDAs	312.0	116.0	155.8	(50)%	34%
Margin	81.1%	60.0%	67.7%	NA	770bps
Operating Income*	142.9	18.7	26.0	(82)%	39%
Margin	37.2%	9.7%	11.3%	NA	160bps
Equity from Investments	(0.3)	0.0	(2.2)	NA	NA
Capital Employed (in billion $)	2.5	2.3	2.3	NA	NA

*	Multi-client data library impairment restated to non-recurring charges in 2015

GGR Total Revenue was $230 million, down 40% year-on-year and up 19% sequentially.

•	Multi-Client revenue was $134 million, down 45% year-on-year and up 35% sequentially. 38% of the fleet was dedicated to multi-client programs compared to 27% in Q4 2015 and 71% in Q3 2016. Multi-client activity was highest in Brazil.

•	Prefunding revenue was at $58 million, down 46% year-on-year and 34% sequentially. Multi-client cash capex was at $53 million, down 19% year-on-year and 33% sequentially. The cash prefunding rate was at 109%, versus 112% in Q3 2016.

•	After-sales revenue was $76 million, down 44% year-on-year and up 641% sequentially.

•	Subsurface Imaging & Reservoir revenue was $96 million, down 32% year-on-year and up 2% sequentially.

GGR EBITDAs was robust at $156 million, a 67.7% margin.

GGR Operating Income was $26 million, an 11.3% margin. The multi-client depreciation rate totaled 86%, leading to a library Net Book Value of $848 million at the end of December, split between 90% offshore and 10% onshore.

The contribution from Investments in Equity was $(2) million.

GGR Capital Employed was stable at $2.3 billion at the end of December 2016.

Equipment

Equipment In million $	Fourth Quarter 2015	Third Quarter 2016	Fourth Quarter 2016	Variation Year-on- year		Variation Quarter-to- quarter
Total Revenue	102.5	53.5	84.0	(18)%		57%
External Revenue	94.2	33.7	47.8	(49)%		42%
Internal Revenue	8.3	19.8	36.2	336%		83%

EBITDAs	10.7	(1.2)	5.3	(50)%		542%
Margin	10.4%	(2.2)%	6.3%	(410	)bps	850bps

Operating Income	0.1	(9.9)	(2.9)	NA		71%
Margin	0.1%	(18.5)%	(3.5)%	(360	)bps	NA

Capital Employed (in billion $)	0.6	0.7	0.6	NA		NA

Equipment Total Revenue was $84 million, down 18% year-on-year and up 57% sequentially. External sales were $48 million, down 49% year-on-year and up 42% sequentially. Land and marine equipment sales were still impacted by low demand in a very weak market.

Marine equipment sales represented 56% of total sales, compared to 52% in the third quarter of 2016, driven by the remaining part of new high-tech Sentinel MS (multi-sensor) streamer sections order for CGG Marine, which also contributed to higher internal sales at $36 million.

Equipment EBITDAs was $5 million, a margin of 6.3%.

Equipment Operating Income was $(3) million, a margin of (3.5)%, up 71% sequentially due to slightly higher volumes and as a result of the further reduction in the activity’s breakeven point, after the full implementation of our Transformation Plan.

Equipment Capital Employed was $0.6 billion at the end of December 2016.

Contractual Data Acquisition

Contractual Data Acquisition In million $	Fourth Quarter 2015	Third Quarter 2016	Fourth Quarter 2016	Variation Year-on- year	Variation Quarter-to- quarter
Total Revenue	114.4	38.2	51.5	(55)%	35%
External Revenue	110.2	36.9	50.3	(54)%	36%
Internal Revenue	4.2	1.3	1.2	(71)%	(8)%
Total Marine Acquisition	70.0	17.5	35.0	(50)%	100%
Total Land and Multi-Physics Acquisition	44.4	20.7	16.5	(63)%	(20)%

EBITDAs	(29.0)	1.8	(33.2)	(14)%	NA
Margin	(25.3)%	4.7%	(64.5)%	NA	NA

Operating Income	(52.6)	(12.9)	(51.4)	2%	(298)%
Margin	(46.0)%	(33.8)%	(99.8)%	NA	NA

Equity from Investments	(5.3)	3.0	(8.9)	(68)%	(397)%

Capital Employed (in billion $)	0.7	0.5	0.4	NA	NA

Contractual Data Acquisition Total Revenue was $52 million, down 55% year-on-year and up 35% sequentially with lower fleet allocation to Multi-Client and continued weak land activity.

•	Contractual Marine Data Acquisition revenue was $35 million, down 50% year-on-year and up 100% sequentially. Our vessel availability rate was 90%. This compares to a 92% availability rate in the fourth quarter of 2015 and a 94% rate in the third quarter of 2016. Our vessel production rate was 97%, compared to 89% in the fourth quarter of 2015 and 93% in the third quarter of 2016. Sequentially, the higher revenue can be explained by the increased fleet allocation to Contractual Data Acquisition at 62% compared to 29% in Q3 2016.

•	Land and Multi-Physics Data Acquisition revenue was $17 million, down 63% year-on-year and 20% sequentially. Market activity remains low.

We decided to keep the Multi-Physics Business Line within the Group, as the final terms of the discussion did not adequately reflect the value and prospects of this activity.

Contractual Data Acquisition EBITDAs was $(33) million, a margin of (64.5)%.

Contractual Data Acquisition Operating Income was $(51) million, due to increased fleet allocation to Contractual Data Acquisition in a still very competitive Marine market and limited Land activity.

The contribution from Investments in Equity was $(9) million and can be mainly explained by the negative contribution from the Seabed Geosolutions JV.

Contractual Data Acquisition Capital Employed was $0.4 billion at the end of December 2016.

Non-Operated Resources

Non-Operated Resources In million $	Fourth Quarter 2015	Third Quarter 2016	Fourth Quarter 2016	Variation Year-on- year	Variation Quarter- to- quarter
EBITDAs	0.2	(2.4)	(5.1)	NA	NA
Operating Income	(14.4)	(17.4)	(17.7)	(23)%	(2)%
Capital Employed (in billion $)	0.1	0.2	0.2	NA	NA

The Non-Operated Resources Segment comprises, in terms of EBITDAs and Operating Income, the costs relating to non-operated resources (mainly Marine assets). The capital employed for this segment includes non-operated Marine assets and provisions relating to the Group Transformation Plan.

Non-Operated Resources EBITDAs was $(5) million.

Non-Operated Resources Operating Income was $(18) million. The amortization of excess streamers and lay-up costs has a negative impact on the contribution of this segment.

Non-Operated Resources Capital Employed was stable at $0.2 billion at the end of December 2016, the book value of non-operated assets being partly balanced out by provisions relating to our Transformation Plan.

Fourth Quarter 2016 Financial Results

Group Total Revenue was $328 million, down 44% year-on-year and up 24% sequentially. The respective contributions from the Group’s businesses were 70% from GGR, 15% from Equipment and 15% from Contractual Data Acquisition.

Group EBITDAs was $100 million, a 30.4% margin, and $57 million after $43 million of Non-Recurring Charges (NRC) related to the Transformation Plan. Excluding Non-Operated Resources (NOR), and to focus solely on the performance of our active Business Lines, Group EBITDAs was $105 million.

Group Operating Income was $(70) million, a (21.4)% margin, and $(243) million after $173 million of NRC. Excluding NOR, and to focus solely on the performance of our active Business Lines, Group Operating Income was $(52) million.

Equity from Investments contribution was $(11) million and can be mainly explained by the negative contribution made by the Seabed Geosolutions JV this quarter.

Total non-recurring charges (NRC) were $173 million in Q4 2016:

•	$97m of multi-client data library impairment, mainly related to US offshore

•	$45m of Group Transformation Plan charges, including $28m due to maritime liabilities

•	$31m of marine assets net book value adjustment

Total non-recurring charges, restated, were $229 million in Q4 2015:

•	$171m of other restructuring costs, mainly related to redundancies

•	$42m of multi-client data library impairment

•	$16m of asset impairments

Net financial costs were $55 million:

•	Cost of debt was $44 million. The total amount of interest paid during the quarter was $39 million

•	Other financial items were negative at $11 million

Total Income Taxes were positive at $30 million.

Group Net Income was $(280) million after NRC.

After minority interests, Net Income attributable to the owners of CGG was a loss of $(279) million / €(254) million. EPS was negative at $(12.61)/ €(11.46).

Cash Flow

Given the change in working capital, Cash Flow from operations was $129 million compared to $167 million for the fourth quarter of 2015. After cash Non-Recurring Charges, the Cash Flow from operations was $95 million.

Global Capex was $91 million, down 5% year-on-year and 11% sequentially:

•	Industrial capex was $28.9 million, up 69% year-on-year and 93% sequentially

•	Research & development capex was $8.4 million, down 32% year-on-year and up 12% sequentially

•	Multi-client cash capex was $53.3 million, down 19% year-on-year and 33% sequentially

After the payment of interest expenses and Capex and before cash NRC, Free Cash Flow was positive at $2 million compared to $52 million for the fourth quarter of 2015. After cash NRC, Free Cash Flow was negative at $(32) million.

Comparison of Fourth Quarter 2016 with Third Quarter 2016 and Fourth Quarter 2015

Consolidated Income Statements In Million $	Fourth Quarter 2015	Third Quarter 2016	Fourth quarter 2016	Variation Year-on- year	Variation Quarter-to- quarter
Exchange rate euro/dollar	1.09	1.11	1.09	NA	NA
Operating Revenue	589.0	264.0	328.3	(44)%	24%
GGR	384.6	193.4	230.2	(40)%	19%
Equipment	102.5	53.5	84.0	(18)%	57%
Contractual Data Acquisition	114.4	38.2	51.5	(55)%	35%
Elimination	(12.5)	(21.1)	(37.4)	NA	77%

Gross Margin	90.2	(5.9)	(27.1)	(130)%	(359)%

EBITDAs before NRC	281.6	97.2	99.8	(65)%	3%
GGR	312.0	116.0	155.8	(50)%	34%
Equipment	10.7	(1.2)	5.3	(50)%	542%
Contractual Data Acquisition	(29.0)	1.8	(33.2)	(14)%	NA
Non-Operated Resources	0.2	(2.4)	(5.1)	NA	(113)%
Corporate	(11.6)	(8.8)	(6.8)	(41)%	(23)%
Eliminations	(0.7)	(8.2)	(16.2)	NA	98%
NRC before impairment	(170.5)	(3.8)	(43.3)	(75)%	NA

Operating Income before NRC*	62.9	(38.9)	(70.1)	(211)%	(80)%
GGR*	142.9	18.7	26.0	(82)%	39%
Equipment	0.1	(9.9)	(2.9)	NA	71%
Contractual Data Acquisition	(52.6)	(12.9)	(51.4)	2%	(298)%
Non-Operated Resources	(14.4)	(17.4)	(17.7)	(23)%	(2)%
Corporate	(11.6)	(8.8)	(6.8)	(41)%	(23)%
Eliminations	(1.5)	(8.6)	(17.3)	NA	101%
NRC*	(228.5)	(3.8)	(172.8)	(24)%	NA
Operating Income after NRC	(165.6)	(42.7)	(242.9)	(47)%	(469)%

Net Financial Costs	(90.1)	(45.0)	(55.4)	(39)%	23%
Income Taxes	4.7	(4.2)	33.2	606%	890%
Deferred Tax on Currency Translation	0.2	1.0	(3.6)	NA	(460)%

Equity from Investments	(5.6)	3.0	(11.1)	(98)%	(470)%

Net Income	(256.4)	(87.9)	(279.8)	(9)%	(218)%
Shareholder’s Net Income	(258.8)	(87.4)	(279.1)	(8)%	(219)%
Earnings per share in $	(42.57)	(3.95)	(12.61)	NA	NA
Earnings per share in €	(39.34)	(3.55)	(11.46)	NA	NA

*	Multi-client data library impairment restated to non-recurring charges in 2015

Cash Flow Statements In Million $	Fourth Quarter 2015	Third Quarter 2016	Fourth quarter 2016	Variation Year-on- year	Variation Quarter- to-quarter
EBITDAs before NRC	281.6	97.2	99.8	(65)%	3%
Net tax paid	(1.5)	(5.1)	0.3	(120)%	(106)%
Change in Working Capital	(78.4)	(71.7)	35.6	145%	150%
Other items	(34.3)	1.2	(6.6)	81%	(662)%
Cash Flow provided by operating activities	167.4	21.6	129.1	(23)%	499%

Paid Cost of Debt	(52.4)	(28.2)	(38.8)	(26)%	38%
Capex (including change in fixed assets payables)	(99.0)	(101.8)	(89.1)	(10)%	(12)%
Industrial	(20.4)	(15.3)	(27.4)	34%	79%
R&D	(12.4)	(7.5)	(8.4)	(32)%	12%
Multi-client (cash)	(66.2)	(79.0)	(53.3)	(19)%	(33)%
Marine MC	(61.6)	(73.1)	(50.5)	(18)%	(31)%
Land MC	(4.6)	(5.9)	(2.8)	(39)%	(53)%
Proceeds from disposals of assets	36.5	3.1	0.8	(98)%	(74)%

Free Cash Flow before Cash NRC	52.5	(105.3)	2.0	(96)%	102%
Cash NRC net of asset monetization	(49.3)	(45.0)	(34.0)	(31)%	(24)%
Free Cash Flow after Cash NRC	3.2	(150.3)	(32.0)	NA	79%

Non Cash Cost of Debt and Other Financial Items	7.3	(17.0)	(5.6)	(177)%	67%
Specific items	(0.2)	18.2	0.0	NA	NA
FX Impact	27.9	(4.5)	30.0	8%	767%
Change in Net Debt	38.2	(153.6)	(7.6)	(120)%	95%

Net debt	2,499.5	2,304.0	2,311.6	(8)%	0%

Full-Year 2016 Financial Results

Group Total Revenue was $1,196 million, down 43% compared to 2015 due to weakening market conditions and perimeter effects. The respective contributions from the Group’s businesses were 66% from GGR, 15% from Equipment and 19% from Contractual Data Acquisition.

Group EBITDAs was $328 million, a 27.4% margin, and $274 million after $54 million of NRC related to the Transformation Plan. Excluding NOR, and to focus solely on the performance of our active Business Lines, Group EBITDAs was $350 million.

Group Operating Income was $(213) million, a (17.8)% margin, and $(397) million after $184 million of NRC. Excluding NOR, and to focus solely on the performance of our active Business Lines, Group Operating Income was $(128) million.

•	GGR operating income margin was at 10.4%. Multi-Client sales reached $383 million with a cash prefunding rate of 92%. Our highest offshore multi-client sales were made in Latin America and the North Sea. The operating income was hampered by the multi-client depreciation rate of 84%, leading to a Net Book Value of $848 million at the end of December.

Subsurface Imaging delivered a resilient performance, particularly in North and Latin America, despite the significant decrease in data acquisition market volumes. Our SIR leadership position was confirmed by the 2016 Kimberlite report (ex-Welling report) based on more than 200 client interviews worldwide.

•	Equipment operating income margin was at (16.4)%. Despite very efficient cost management and its manufacturing flexibility, very low volumes are strongly impacting the profitability of this segment.

•	Contractual Data Acquisition operating income margin was at (41.2)% due to weak pricing conditions in marine, despite our fleet’s good operational performance with a high production rate at 94%. 50% of our five-vessel fleet were dedicated to the contractual market over the year. Land acquisition suffered in 2016 from a global low level of activity and slow clients’ decision process.

•	NOR operating income was at $(84) million, from $(28) million in 2015, due to an increase in cold-stacked vessels: 3 vessels cold-stacked since Q4 2015 and 3 additional vessels cold-stacked since Q1 2016.

Equity from Investments contribution was at $(8) million and can be mainly explained by the negative contribution from the Seabed Geosolutions JV.

Total non-recurring charges (NRC) were $184 million in 2016:

•	$97m of multi-client data library impairment, mainly related to US offshore

•	$56m of Group Transformation Plan charges, including $28m due to maritime liabilities

•	$31m of marine assets net book value adjustment

Total non-recurring charges, restated, were $1,219 million in 2015:

•	$804m goodwill impairment

•	$208m of other restructuring costs, mainly related to redundancies

•	$165m of asset impairments, mainly vessel-related

•	$42m of multi-client data library impairment

Net financial costs were $186 million:

•	Cost of debt was $174.2 million. The total amount of interest paid was $142 million

•	Other financial items were negative at $11.4 million

Total Income Taxes were positive at $14 million.

Group Net Income was $(577) million after NRC.

After minority interests, Net Income attributable to the owners of CGG was a loss of $(573) million / €(519) million. EPS was negative at $(27.57) / €(24.94).

Cash Flow

Cash Flow from operations was $522 million before NRC, compared to $529 million for the year of 2015. Cash Flow from operations was $355 million after cash NRC.

Global Capex was $395 million, down 5% year-on-year:

•	Industrial capex was $66 million, down 26% year-on-year

•	Research & development capex was $34 million, down 18% year-on-year

•	Multi-client cash capex was $295 million, up 5% year-on-year

After the payment of interest expenses and Capex and before NRC, Free Cash Flow was $(7) million compared to $(9) million for the year of 2015. After cash NRC, Free Cash Flow was negative at $(174) million.

Balance Sheet

Net Debt to Equity Ratio:

Group gross debt was $2.851 billion at the end of December 2016. Available cash was $539 million and Group net debt was $2.312 billion.

The net debt to shareholders equity ratio, at the end of December 2016, was 206% compared to 191% at the end of December 2015.

The Group’s liquidity, corresponding to the sum of the cash balance and the undrawn portion of the revolving credit facilities, amounted to $539m at the end of December 2016.

The lenders under our French and US revolving credit facilities and Nordic loan agreed on December 31, 2016 to disapply the maintenance covenants (leverage ratio and coverage ratio) at that date. At end of December 2016, the net debt/EBITDAs ratio would have been 6.8x.

Year-to-Date 2016 Comparisons with Year-to-Date 2015

Consolidated Income Statements In Million $	FY 2015	FY 2016	Variation Year-on- year
Exchange rate euro/dollar	1.11	1.11	NA
Operating Revenue	2,100.9	1,195.5	(43)%
GGR	1,107.6	784.0	(29)%
Equipment	437.3	255.0	(42)%
Contractual Data Acquisition	615.5	238.0	(61)%
Elimination	(59.5)	(81.5)	37%

Gross Margin	285.1	(53.5)	(119)%

EBITDAs before NRC	660.6	327.9	(50)%
GGR	680.9	460.4	(32)%
Equipment	67.9	(6.4)	(109)%
Contractual Data Acquisition	(23.8)	(35.9)	(51)%
Non-Operated Resources	0.2	(22.2)	NA
Corporate	(38.6)	(33.2)	(14)%
Eliminations	(26.0)	(34.8)	34%
NRC before impairment	(207.8)	(54.3)	(74)%

Operating Income before NRC*	60.9	(212.7)	(449)%
GGR*	287.8	81.4	(72)%
Equipment	25.9	(41.9)	(262)%
Contractual Data Acquisition	(155.6)	(98.1)	37%
Non-Operated Resources	(28.0)	(84.3)	(201)%
Corporate	(38.6)	(33.2)	(14)%
Eliminations	(30.6)	(36.6)	20%
NRC*	(1,218.5)	(183.8)	(85)%
Operating Income after NRC	(1,157.6)	(396.5)	66%

Net Financial Costs	(233.0)	(185.6)	(20)%
Income Taxes	(75.4)	14.7	(119)%
Deferred Tax on Currency Translation	(1.6)	(1.0)	38%

Equity from Investments	21.4	(8.2)	(138)%

Net Income	(1,446.2)	(576.6)	60%
Shareholder’s Net Income	(1,450.2)	(573.4)	60%
Earnings per share in $	(238.50)	(27.57)	NA
Earnings per share in €	(214.11)	(24.94)	NA

*	Multi-client data library impairment restated to non-recurring charges in 2015

Cash Flow Statements In Million $	FY 2015	FY 2016	Variation Year-on- year
EBITDAs before NRC	660.6	327.9	(50)%
Net tax paid	(19.2)	(12.6)	(34)%
Change in Working Capital	(44.4)	197.7	545%
Other items	(68.1)	9.4	114%
Cash Flow provided by operating activities	528.9	522.4	(1)%

Paid Cost of Debt	(153.8)	(141.8)	(8)%
Capex (including change in fixed assets payables)	(430.2)	(399.6)	(7)%
Industrial	(104.1)	(70.5)	(32)%
R&D	(41.5)	(34.0)	(18)%
Multi-Client (Cash)	(284.6)	(295.1)	4%
Marine MC	(258.2)	(265.0)	3%
Land MC	(26.4)	(30.1)	14%
Proceeds from disposals of assets	46.2	12.3	(73)%

Free Cash Flow before Cash NRC	(8.9)	(6.7)	25%
Cash NRC net of asset monetization	(120.8)	(167.3)	38%
Free Cash Flow after Cash NRC	(129.7)	(174.0)	(34)%

Non Cash Cost of Debt and Other Financial Items	(5.5)	(32.5)	(491)%
Specific items	(39.6)	389.2	NA
FX Impact	95.1	5.2	(95)%
Change in Net Debt	(79.7)	187.9	336%

Net debt	2,499.5	2,311.6	(8)%

Q4 2016 Conference call

An English language analysts’ conference call is scheduled today at 9:00 am (Paris time) – 8:00 am (London time)

To follow this conference, please access the live webcast:

From your computer at:	www.cgg.com

A replay of the conference will be available via webcast on the CGG website at: www.cgg.com.

For analysts, please dial the following numbers 5 to 10 minutes prior to the scheduled start time:

France call-in	+33(0)1 76 77 22 21
UK call-in	+44(0)20 3427 1909
Access code	8898803

About CGG:

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business segments of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,800 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers. CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in millions of U.S.$, unless indicated	December 31, 2016	December 31, 2015
ASSETS
Cash and cash equivalents	538.8	385.3
Trade accounts and notes receivable, net	434.8	812.5
Inventories and work-in-progress, net	266.3	329.3
Income tax assets	112.2	91.2
Other current assets, net	105.8	119.2
Assets held for sale, net	18.6	34.4
Total current assets	1,476.5	1,771.9
Deferred tax assets	26.0	52.2
Investments and other financial assets, net	51.9	87.6
Investments in companies under equity method	190.5	200.7
Property, plant and equipment, net	708.6	885.2
Intangible assets, net	1,184.7	1,286.7
Goodwill, net	1,223.3	1,228.7
Total non-current assets	3,385.0	3,741.1
TOTAL ASSETS	4,861.5	5,513.0
LIABILITIES AND EQUITY
Bank overdrafts	1.6	0.7
Current portion of financial debt	100.1	96.5
Trade accounts and notes payables	157.4	267.8
Accrued payroll costs	138.9	169.2
Income taxes payable	31.6	47.0
Advance billings to customers	24.4	56.0
Provisions – current portion	110.7	219.5
Other current liabilities	140.2	198.6
Total current liabilities	704.9	1,055.3
Deferred tax liabilities	67.6	136.3
Provisions – non-current portion	162.1	155.9
Financial debt	2,748.7	2,787.6
Other non-current liabilities	21.4	19.5
Total non-current liabilities	2,999.8	3,099.3

Common stock 26,898,306 shares authorized and 22,133,149 shares with a €0.80 nominal value issued and outstanding at at December 31, 2016	20.3	92.8

Additional paid-in capital	1,850.0	1,410.0
Retained earnings	(272.3)	1,181.7
Other reserves	171.1	138.0
Treasury shares	(20.1)	(20.6)
Net income (loss) for the period attributable to owners of CGG SA	(573.4)	(1,450.2)
Cumulative income and expense recognized directly in equity	(0.8)	(0.6)
Cumulative translation adjustment	(54.1)	(38.9)
Equity attributable to owners of CGG SA	1,120.7	1,312.2
Non-controlling interests	36.1	46.2
Total equity	1,156.8	1,358.4
TOTAL LIABILITIES AND EQUITY	4,861.5	5,513.0

CONSOLIDATED STATEMENT OF OPERATIONS

	December 31,
Amounts in millions of U.S.$, except per share data or unless indicated	2016	2015
Operating revenues	1,195.5	2,100.9
Other income from ordinary activities	1.4	1.4
Total income from ordinary activities	1,196.9	2,102.3
Cost of operations	(1,250.4)	(1,817.2)
Gross profit	(53.5)	285.1
Research and development expenses, net	(13.6)	(68.7)
Marketing and selling expenses	(62.2)	(87.2)
General and administrative expenses	(84.3)	(98.5)
Other revenues (expenses), net	(182.9)	(1,188.3)
Operating income	(396.5)	(1,157.6)
Expenses related to financial debt	(176.9)	(180.2)
Income provided by cash and cash equivalents	2.7	1.7
Cost of financial debt, net	(174.2)	(178.5)
Other financial income (loss)	(11.4)	(54.5)
Income (loss) of consolidated companies before income taxes	(582.1)	(1,390.6)
Deferred taxes on currency translation	(1.0)	(1.6)
Other income taxes	14.7	(75.4)
Total income taxes	13.7	(77.0)
Net income (loss) from consolidated companies	(568.4)	(1,467.6)
Share of income (loss) in companies accounted for under equity method	(8.2)	21.4
Net income (loss)	(576.6)	(1,446.2)
Attributable to:
Owners of CGG SA	$(573.4)	(1,450.2)
Owners of CGG SA (2)	€(518.6)	(1,302.0)
Non-controlling interests	$(3.2)	4.0

Weighted average number of shares outstanding (3) (4)	20,795,431	6,080,535
Dilutive potential shares from stock-options	(1)	(1)
Dilutive potential shares from performance share plans	(1)	(1)
Dilutive potential shares from convertible bonds	(1)	(1)
Dilutive weighted average number of shares outstanding adjusted when dilutive (3) (4)	20,795,431	6,080,535
Net income (loss) per share
Basic	$(27.57)	(238.50)
Basic (2)	€(24.94)	(214.11)
Diluted	$(27.57)	(238.50)
Diluted (2)	€(24.94)	(214.11)

(1)	As our net result was a loss, stock-options and performance shares plans had an anti-dilutive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares or in the calculation of diluted loss per share.
(2)	Converted at the average exchange rate of US$ 1.1057 and US$ 1.1138 per € for 2016 and 2015 respectively.
(3)	As a result of the 5 February 2016 CGG SA capital increase via an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per share for 2015 has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.
(4)	As a result of the July 20, 2016 reverse stock split the calculation of basic and diluted earnings per share for 2015 has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.

CONSOLIDATED STATEMENT OF OPERATIONS

	Three months ended December 31,
Amounts in millions of U.S.$, except per share data or unless indicated	2016	2015
Operating revenues	328.3	589.0
Other income from ordinary activities	0.5	0.3
Total income from ordinary activities	328.8	589.3
Cost of operations	(355.9)	(499.1)
Gross profit	(27.1)	90.2
Research and development expenses, net	(7.0)	(4.3)
Marketing and selling expenses	(15.8)	(22.2)
General and administrative expenses	(21.3)	(25.1)
Other revenues (expenses), net	(171.7)	(204.2)
Operating income	(242.9)	(165.6)
Expenses related to financial debt	(45.7)	(45.4)
Income provided by cash and cash equivalents	1.3	0.3
Cost of financial debt, net	(44.4)	(45.1)
Other financial income (loss)	(11.0)	(45.0)
Income (loss) of consolidated companies before income taxes	(298.3)	(255.7)
Deferred taxes on currency translation	(3.6)	0.2
Other income taxes	33.2	4.7
Total income taxes	29.6	4.9
Net income (loss) from consolidated companies	(268.7)	(250.8)
Share of income (loss) in companies accounted for under equity method	(11.1)	(5.6)
Net income (loss)	(279.8)	(256.4)
Attributable to:
Owners of CGG SA	$(279.1)	(258.8)
Owners of CGG SA (2)	€(253.6)	(239.3)
Non-controlling interests	$(0.7)	2.4

Weighted average number of shares outstanding (3) (4)	22,133,149	6,080,535
Dilutive potential shares from stock-options	(1)	(1)
Dilutive potential shares from performance share plans	(1)	(1)
Dilutive potential shares from convertible bonds	(1)	(1)
Dilutive weighted average number of shares outstanding adjusted when dilutive (3) (4)	22,133,149	6,080,535
Net income (loss) per share
Basic	$(12.61)	(42.57)
Basic (2)	€(11.46)	(39.34)
Diluted	$(12.61)	(42.57)
Diluted (2)	€(11.46)	(39.34)

(1)	As our net result was a loss, stock-options, performance shares plans and convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares, or in the calculation of diluted loss per share.
(2)	Corresponding to the full year amount in euros less the nine months amount in euros.
(3)	As a result of the February 5, 2016 CGG SA capital increase via an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per shares for 2015 has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.
(4)	As a result of the July 20, 2016 reverse stock split the calculation of basic and diluted earnings per shares for 2015 has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.

ANALYSIS BY SEGMENT

	December 31,
	2016						2015
In millions of U.S.$, except for assets and capital employed in billions of U.S.$	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total

Revenues from unaffiliated customers	232.2	—	784.0	179.3	—	1,195.5	593.2	—	1,107.6	400.1	—	2,100.9
Inter-segment revenues	5.8	—	—	75.7	(81.5)	—	22.3	—	—	37.2	(59.5)	—
Operating revenues	238.0	—	784.0	255.0	(81.5)	1,195.5	615.5	—	1,107.6	437.3	(59.5)	2,100.9
Depreciation and amortization (excluding multi-client surveys)	(62.7)	(62.1)	(101.1)	(35.5)	(0.4)	(261.8)	(653.4)	(28.6)	(586.9)	(41.7)	—	(1,310.6)
Depreciation and amortization of multi-client surveys	—	—	(417.2)	—	—	(417.2)	—	—	(369.5)	—	—	(369.5)
Operating income	(98.9)	(170.0)	(15.9)	(41.9)	(69.8)	(396.5)	(674.5)	(235.8)	(204.0)	25.9	(69.2)	(1,157.6)
Share of income in companies accounted for under equity method (1)	(6.0)	—	(2.2)	—	—	(8.2)	21.7	—	(0.3)	—	—	21.4
Earnings before interest and tax (2)	(104.9)	(170.0)	(18.1)	(41.9)	(69.8)	(404.7)	(652.8)	(235.8)	(204.3)	25.9	(69.2)	(1,136.2)
Capital expenditures (excluding multi-client surveys) (3)	27.7	—	60.1	12.4	4.3	104.5	34.3	—	73.2	23.1	15.0	145.6
Investments in multi-client surveys, net cash	—	—	295.1	—	—	295.1	—	—	284.6	—	—	284.6
Capital employed	0.4	0.2	2.3	0.6	—	3.5	0.7	0.1	2.5	0.6	—	3.9

Total identifiable assets	0.6	0.4	2.5	0.7	0.1	4.3	0.9	0.3	2.9	0.8	0.1	5.0

(1)	Share of operating results of companies accounted for under equity method is US$(6.9) million and US$38.3 million for the year ended December 31, 2016 and 2015, respectively.
(2)	At the group level, Operating Income and EBIT before costs related to the Transformation Plan and impairments amounted to US$(212.7) million and US$(220.9) million respectively, for the year ended December 31, 2016, compared to US$60.9 million and US$82.3 million respectively, for the year ended December 31, 2015.

For the year ended December 31, 2016, Contractual Data Acquisition EBIT includes US$(0.8) million relating to other intangible assets impairment;

For the year ended December 31, 2015, Contractual Data Acquisition EBIT included:

(i)	US$(365.0) million of marine goodwill depreciation;

(ii)	US$(110.0) million relating to impairment of marine equipment;

(iii)	US$(33.0) million relating to other intangible assets impairment;

(iv)	US$(10.9) million relating to tangible assets impairment.

For the year ended December 31, 2016, Non-Operated Resources EBIT includes US$(54.3) million relating to the Transformation Plan;

For the year ended December 31, 2015, Non-Operated Resources EBIT included US$(207.8) million relating to the Transformation Plan.

For the year ended December 31, 2016, GGR EBIT also includes US$(96.8) million impairment of multi-client survey and US$(0.5) million relating to tangible assets impairment;

For the year ended December 31, 2015, GGR EBIT also included:

(i)	US$(438.8) million related to GGR CGUs goodwill depreciation;

(ii)	US$(41.8) million impairment of multi-client surveys;

(iii)	US$(11.2) million impairment of intangibles assets.

For the year ended December 31, 2016, “eliminations and other” includes US$(33.2) million of general corporate expenses and US$(36.6) million of intra-group margin.

For the year ended December 31, 2015, “eliminations and other” included US$(38.6) million of general corporate expenses and US$(30.6) million of intra-group margin.

(3)	Capital expenditures include capitalized development costs of US$(34.0) million and US$(41.5) million for the year ended December 31, 2016 and 2015, respectively. “Eliminations and other” corresponds to the variance of suppliers of assets for the period.

	Three months ended December 31,
	2016						2015
In millions of U.S.$, except for assets and capital employed in billions of U.S.$	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations And other	Consolidated Total	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total

Revenues from unaffiliated customers	50.3	—	230.2	47.8	—	328.3	110.2	—	384.6	94.2	—	589.0
Inter-segment revenues	1.2	—	—	36.2	(37.4)	—	4.2	—	—	8.3	(12.5)	—
Operating revenues	51.5	—	230.2	84.0	(37.4)	328.3	114.4	—	384.6	102.5	(12.5)	589.0
Depreciation and amortization (excluding multi-client surveys)	(18.8)	(12.6)	(22.8)	(8.2)	(0.1)	(62.5)	(40.2)	(14.9)	(28.5)	(10.5)	—	(94.1)
Depreciation and amortization of multi-client surveys	—	—	(212.1)	—	—	(212.1)	—	—	(192.1)	—	—	(192.1)
Operating income	(52.2)	(92.4)	(71.3)	(2.9)	(24.1)	(242.9)	(68.9)	(184.8)	101.1	0.1	(13.1)	(165.6)
Share of income in companies accounted for under equity method (1)	(8.9)	—	(2.2)	—	—	(11.1)	(5.3)	—	(0.3)	—	—	(5.6)
Earnings before interest and tax (2)	(61.1)	(92.4)	(73.5)	(2.9)	(24.1)	(254.0)	(74.2)	(184.8)	100.8	0.1	(13.1)	(171.2)
Capital expenditures (excluding multi-client surveys) (3)	15.0	—	18.7	3.6	(1.5)	35.8	2.5	—	20.5	6.5	3.3	32.8
Investments in multi-client surveys, net cash	—	—	53.3	—	—	53.3	—	—	66.2	—	—	66.2

(1)	Share of operating results of companies accounted for under equity method is US$(10.0) million and US$4.2 million for the three months ended December 31, 2016 and 2015, respectively.
(2)	At the Group level, Operating Income and EBIT before costs related to the Transformation Plan and impairments amount to US$(70.1) million and US$(81.2) million, respectively, for the three months ended December 31, 2016, compared to US$62.9 million and US$57.3 million, respectively, for the three months ended December 31, 2015.

For the three months ended December 31, 2016, Contractual Data Acquisition EBIT includes US$(0.8) million relating to other intangible assets impairment;

For the three months ended December 31, 2015, Contractual Data Acquisition EBIT included US$(16.3) million relating to impairment of marine equipment and other intangible assets.

For the three months ended December 31, 2016, Non-Operated Resources EBIT includes US$(43.3) million related to the Transformation Plan;

For the three months ended December 31, 2015, Non-Operated Resources EBIT included US$(170.4) million related to the Transformation Plan.

For the three months ended December 31, 2016, GGR EBIT also includes US$(96.8) million impairment of multi-client survey and US$(0.5) million relating to tangible assets impairment;

For the three months ended December 31, 2015, GGR EBIT also included US$(41.8) million impairment of multi-client surveys;

For the three months ended December 31, 2016, “eliminations and other” includes US$(6.8) million of general corporate expenses and US$(17.3) million of intra-group margin. For the three months ended December 31, 2015, “eliminations and other” included US$(11.6) million of general corporate expenses and US$(1.5) million of intra-group margin.

(3)	Capital expenditures include capitalized development costs of US$(8.4) million and US$(12.4) million for the three months ended December 31, 2016 and 2015, respectively. “Eliminations and other” corresponds to the variance of suppliers of assets for the period.

CONSOLIDATED STATEMENT OF CASH FLOWS

	December 31,
Amounts in millions of U.S.$	2016	2015
OPERATING
Net income (loss)	(576.6)	(1,446.2)
Depreciation and amortization	293.2	1,310.6
Multi-client surveys depreciation and amortization	417.2	369.5
Depreciation and amortization capitalized in multi-client surveys	(42.3)	(72.8)
Variance on provisions	(105.6)	98.5
Stock based compensation expenses	2.0	3.1
Net (gain) loss on disposal of fixed and financial assets	0.1	(27.2)
Equity (income) loss of investees	8.2	(21.4)
Dividends received from investments in companies under equity method	13.0	5.1
Other non-cash items	0.3	(3.0)
Net cash-flow including net cost of financial debt and income tax	9.5	216.2
Less net cost of financial debt	174.2	178.5
Less income tax expense	(13.7)	77.0
Net cash-flow excluding net cost of financial debt and income tax	170.0	471.7
Income tax paid	(12.6)	(19.2)
Net cash-flow before changes in working capital	157.4	452.5
– change in trade accounts and notes receivables	320.2	76.8
– change in inventories and work-in-progress	60.2	53.2
– change in other current assets	(27.3)	25.7
– change in trade accounts and notes payable	(98.2)	(144.1)
– change in other current liabilities	(58.2)	(33.5)
Impact of changes in exchange rate on financial items	1.0	(22.5)
Net cash-flow provided by operating activities	355.1	408.1
INVESTING
Total capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	(104.5)	(145.6)
Investments in multi-client surveys, net cash	(295.1)	(284.6)
Proceeds from disposals of tangible & intangible assets	12.3	46.2
Total net proceeds from financial assets	6.1	4.4
Acquisition of investments, net of cash & cash equivalents acquired	—	(19.3)
Variation in loans granted	18.3	(27.8)
Variation in subsidies for capital expenditures	(0.6)	(0.7)
Variation in other non-current financial assets	(17.7)	4.1
Net cash-flow used in investing activities	(381.2)	(423.3)
FINANCING
Repayment of long-term debt	(496.1)	(231.6)
Total issuance of long-term debt	458.1	466.0
Lease repayments	(8.7)	(8.2)
Change in short-term loans	0.9	(2.1)
Financial expenses paid	(141.8)	(153.8)
Net proceeds from capital increase:
– from shareholders	367.5	—
– from non-controlling interests of integrated companies	—	—
Dividends paid and share capital reimbursements:
– to shareholders	—	—
– to non-controlling interests of integrated companies	(4.4)	(7.5)
Acquisition/disposal from treasury shares	0.5	—
Net cash-flow provided by (used in) financing activities	176.0	62.8
Effects of exchange rates on cash	3.6	(21.4)
Impact of changes in consolidation scope	—	—
Net increase (decrease) in cash and cash equivalents	153.5	26.2
Cash and cash equivalents at beginning of year	385.3	359.1
Cash and cash equivalents at end of period	538.8	385.3

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 3rd, 2017	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO